UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                     SEC File Number: 333-134092
                                                       CUSIP Number: 20452J 10 9

(Check one):
[X] Form 10-K        [_] Form 20-F          [_] Form 11-K        [_] Form 10-Q
[_] Form 10-D        [_] Form N-SAR         [_] Form N-CSR
    For Period Ended:  December 31, 2008

[_] Transition Report on Form 10-K          [_]Transition Report on Form 20-F
[_] Transition Report on Form 11-K          [_]Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
    For the Transition Period Ended:

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

                         Compliance Systems Corporation
                             Full Name of Registrant

                                  90 Pratt Oval
                            Glen Cove, New York 11542
                      Address of Principal Executive Office

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant is unable to timely file the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 without unreasonable effort and expense due to the necessity of the registrant that its limited personnel devote their efforts toward the restructuring of the registrant's outstanding debt.

PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

      Barry M. Brookstein            516                 674-4545
            (Name)               (Area Code)        (Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant anticipates reporting a net loss of approximately $1,425,000 and an operating loss of $1,434,000, on revenues of $1,850,000, for the fiscal year ended December 31, 2008, as compared to a net loss of $1,190,153 and an operating loss of $1,130,013, on revenues of $1,814,884, for the fiscal year ended December 31, 2007.

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

Compliance Systems Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009                   Compliance Systems Corporation



                                       By:       /s/ Barry M. Brookstein
                                              -----------------------------
                                                    Barry M. Brookstein
                                                  Chief Financial Officer


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